[INVESCO ADVISERS]

January 10, 2012

Via EDGAR

Vincent DiStefano & Jeffrey Long
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Sector Funds (Invesco Sector Funds) (File No. 333-178298)
AIM Investment Funds (Invesco Investment Funds) (File No. 333-178368)
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (File No. 333-178297)

Dear Messrs. DiStefano & Long:

On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on December 28, 2011, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”) filed with the U.S. Securities and Exchange Commission (“SEC”) on December 2, 2011 and December 7, 2011, relating to the reorganization of certain Invesco Funds (the “Target Funds”) into other funds within the Invesco Family of Funds (the “Acquiring Funds” and, together with the Target Funds, the “Funds”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into pre-effective filings for AIM Sector Funds (Invesco Sector Funds) made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), and either post-effective filings made pursuant to Rule 485(b) under the 1933 Act or definitive filings made pursuant to Rule 497 under the 1933 Act for AIM Investment Funds (Invesco Investment Funds) and AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds).  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.

General comments — All N-14s

1.           Comment:  Confirm whether there will be any pre-merger sale of non-conforming securities that will result in disclosable tax consequences to shareholders of the Target

Funds.  If so, describe under the caption “Summary of Key Information” the tax consequences resulting from such sales.

Response:  The Registrants confirm that they have analyzed the tax consequences that may result from the pre-merger sale of portfolio securities of the Target Funds in connection with the Reorganizations and have either concluded that that the tax consequences are not material or otherwise will disclose such consequences.

2.           Comment:  In the expense tables, please include the names of the Funds in the column headings.

Response:  The Registrants will make the requested change.

3.           Comment:  In the “Acquired Fund Fees and Expenses” row in the expense tables, please use “None” to indicate that a Fund had no investments in underlying funds, and use “N/A” to indicate when a Fund’s Acquired Fund Fees and Expenses are greater than 0.00% but less than 0.01%.

Response:  The Registrants will make the requested change, where necessary.

4.           Comment:  Where the risk profiles of a Target Fund and its Acquiring Fund are not identical, please highlight the differences.

Response:  The Registrants have reviewed the risk disclosure and, where applicable, modified the disclosure under “Comparison of Principal Risks of Investing in the Funds” to enhance the description of material differences in the risk profile of the Target and Acquiring Funds.

5.           Comment:  Please describe each principal risk of a Fund in the proxy/prospectus, rather than referring to a Fund’s SAI.

Response:  The Registrants confirm that all principal risks are disclosed in the proxy/prospectus.

6.           Comment:  Under the caption “The Proposed Reorganization—Costs of the Reorganization(s),” please clarify which party(ies) will bear expenses of the reorganization.

Response:  The Registrants will make the requested change.

7.           Comment:  To the extent applicable, indicate in a footnote to the capitalization tables that the Acquiring Funds will bear the reorganization costs and that the reorganization costs are not reflected in the capitalization table because the costs were deemed immaterial.

Response:  The Registrants will make the requested change.

8.           Comment:  In the Narrative Description of the Pro Forma Effects of the Reorganization in the special purpose SAIs, please include a note regarding fair valuation under Accounting Standards Codifications 820 (FAS 157) and the three levels of inputs.

Response:  The Registrants will make the requested change.

Specific comments — AIM Sector Funds (Invesco Sector Funds) N-14s:

Proxy Statement/Prospectus — Invesco Van Kampen American Value Fund  (Acquiring Fund)

The general comments have been incorporated into this proxy statement/prospectus, as applicable.

9.           Comment:  In a pre-effective amendment to the N-14, update the capitalization table in the proxy statement/prospectus and the narrative description of the pro forma effects of the reorganization in the special SAI to reflect information as of October 31, 2011.

Response:  The Registrant will make the requested change.

10.           Comment:  Under the caption “Additional Information About the Funds—Comparison of Principal Investment Strategies—Derivatives,” please clarify the differences in the Funds’ use of derivatives, if any.

Response:  The Registrant will make the requested change.

11.           Comment:  Under the caption “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds,” confirm that “Currency/Exchange Rate Risk” applies only to the Target Fund, and not to the Acquiring Fund.

Response:  The Registrant confirmed that “Currency/Exchange Rate Risk applies to both the Target and Acquiring Funds and will modify the disclosure accordingly.

Proxy Statement/Prospectus — Invesco Van Kampen Mid Cap Growth Fund (Acquiring Fund)

The general comments have been incorporated into this proxy statement/prospectus, as applicable.

12.           Comment:  In a pre-effective amendment to the N-14, update the capitalization table in the proxy statement/prospectus and the narrative description of the pro forma effects of the reorganization in the special SAI to reflect information as of October 31, 2011.

Response:  The Registrant will make the requested change.

13.           Comment:  Under the caption “Summary of Key Information—Portfolio Turnover,” update the portfolio turnover rate of the Target Fund to be as of the fiscal year ended October 31, 2011.

Response:  The Registrant will make the requested change.

Specific comments — AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) N-14s:

Proxy Statement/Prospectus — Invesco Van Kampen High Yield Municipal Fund (Acquiring Fund)

The general comments have been incorporated into this proxy statement/prospectus, as applicable.

14.           Comment:  Under the caption “Summary of Key Information—How do the Funds’ investment objectives, principal investment strategies and risks compare?,” highlight the differences in the Funds’ investment objectives and do not refer to the objectives as “similar.”

Response:  The Registrant’s board of trustees recently changed the investment objective of the Acquiring Fund to seek federal tax-exempt current income and taxable capital appreciation, which closely mirrors the Target Fund’s investment objective.  This change will be reflected in the proxy statement/prospectus.

15.           Comment:  Under the caption “Additional Information About the Funds—Comparison of Principal Investment Strategies,” please incorporate into the description of the Acquiring Fund’s principal investment strategies the SEC Staff’s comments on the N-1A registration statement for the new Institutional Class shares of the Acquiring Fund being registered in connection with this Reorganization.

Response:  The Registrant will make the requested change.

16.           Comment:  The last paragraph under the caption  “Additional Information About the Funds—Comparison of Principal Investment Strategies” reads, in relevant part, as follows:

The Target Fund may invest 25% or more of its total assets in municipal securities issued by entities having similar characteristics, such as (a) securities the issuers of which are located in the same geographic area or securities where issuers’ interest obligations are paid from revenues of similar projects, or (b) industrial development revenue bonds, including pollution control revenue bonds, housing finance agency bonds or hospital bonds.  The Target Fund may not, however, invest 25% or more of its total assets in industrial development revenue bonds, including pollution control revenue bonds, issued for companies in the same industry.

Please confirm that the foregoing concentration policies do not overlap.

Response:  The Registrant believes that the above referenced sentences do not contradict one another or the Fund’s concentration policy set forth in its Statement of Additional Information.  The first sentence concerns issuers that have similar characteristics but are not necessarily in the same industry, while the second sentence concerns issuers within the same industry.

17.           Comment:  Under the caption “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds,” please explain why “Reinvestment Risk” applies only to the Target Fund, and not the Acquiring Fund.

Response:  The Registrant confirmed that “Reinvestment Risk” applies to the Acquiring Fund and will modify the disclosure accordingly.

Specific comments  — AIM Investment Funds (Invesco Investment Funds) N-14:

Proxy Statement/Prospectus — Invesco Balanced-Risk Commodity Strategy Fund (Acquiring Fund)

The general comments have been incorporated into this proxy statement/prospectus, as applicable.

18.           Comment:  Please highlight more prominently in the proxy statement/prospectus that the Acquiring Fund’s management fee is significantly higher than the Target Fund’s management fee.

Response:  The Registrant will make the requested change.

19.           Comment:  Under the caption “Additional Information About the Funds—Comparison of Principal Investment Strategies,” highlight the differences between the principal investment strategies of the Acquiring Fund and the Target Fund.

Response:  The Registrant will make the requested change.

20.           Comment: Under the caption “Additional Information About the Funds—Comparison of Principal Investment Strategies,” highlight any differences between the Cayman Islands subsidiaries of the Acquiring Fund and the Target Fund.

Response:  The Registrant confirms that the Cayman Subsidiaries serve the same purpose of investing in commodities or commodity-related investments for both Funds.  There are no material corporate or procedural differences between the Cayman Islands subsidiaries utilized by the Acquiring and Target Funds.  It should be noted that the Cayman subsidiaries of the Acquiring and Target Funds do maintain different portfolios.

21.           Comment:  Under the caption “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds,” please confirm that the “Derivatives Risk” is the same for Target Fund and the Acquiring Fund, or highlight the differences.

Response:  The registrant confirms that the Target and Acquiring Funds invest in similar derivative instruments and employ similar investment strategies that utilize derivatives and, as a result, there are no material differences in the Funds’ derivatives risk.

22.           Comment:  Under the caption “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds,” please disclose under “Commodity-Linked Notes Risk” that such commodity-linked notes are synthetic instruments and have no claim on the linked assets.

Response:  The Registrant will make the requested change.

23.           Comment:  The section titled “Additional Information About the Funds—Comparison of Principal Risks of Investing in the Funds” lists “Concentration Risk” as a principal risk of investing in the Acquiring Fund; however, the section titled ““Additional Information About the Funds—Comparison of Principal Investment Strategies” does not indicate that concentrating assets in a particular sector or industry is a principal investment strategy of the Acquiring Fund.  Please confirm whether “Concentration Risk” applies to the Acquiring Fund and, if so, update the “Comparison of Principal Investment Strategies” section accordingly.

Response:  The Registrant confirmed that only the Acquiring Fund is permitted to “concentrate” its investments, although both Funds focus their investments in commodity-related instruments.  The description of the Acquiring Fund’s principal investment strategy states that the Acquiring Fund will principally invest in instruments providing exposure to four specific commodity sectors of the commodities market:  agricultural, energy, industrial metal and precious metals.  This language is intended to reflect the Acquiring Fund’s concentration in commodities-related investments.

In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that:  (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at 713-214-1968 or Matt DiClemente at 215-564-8173 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Stephen Rimes
Stephen Rimes
Counsel, Invesco